1701  Market  Street                                      Morgan,  Lewis
Philadelphia,  PA  19103                                  &  Bockius  LLP
Tel:  215.963.5000                                        Counselors  at  Law
Fax: 215.963.5001



October 7, 2014

VIA EDGAR
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Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund III Post-Effective Amendment No. 12 (File No.033-192858) and Amendment No. 16 (File No.811-22920) to Registration Statement on Form N-1A
     ---------------------------------------------------------------------------

Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), Post-Effective Amendment No. 12 and, under the Investment Company Act of 1940, as amended, Amendment No. 16 (the "Filing") to the Trust's Registration Statement on Form N-1A.

The Filing is made pursuant to Rule 485(a)(2) under the 1933 Act for the purpose of introducing four new series to the Trust: Logan Circle Partners Core Plus Fund, Logan Circle Partners High Yield Fund, Logan Circle Partners Multi-Sector Fixed Income Fund, and Logan Circle Partners Select Growth Equity Fund.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.5862.

Very truly yours,


/s/ David W. Freese
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David W. Freese